EXHIBIT (a)(18)

Colonial Commercial Corp.
275 Wagaraw Road
Hawthorne, New Jersey 07506

October 7, 2009

Dear Shareholder:

We have extended our offer to purchase our shares of Convertible Preferred Stock for $1.25 per share to 12:00 midnight New York City time on October 20, 2009.  We’re enclosing another copy of the Letter of Transmittal for your convenience.

You may direct questions, requests for assistance and requests for additional copies of this document, the letter of transmittal or the notice of guaranteed delivery to our information agent, MacKenzie Partners, Inc. at 105 Madison Avenue, New York, NY 10016 or by telephone at 800-322-2885.

You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance.  Please contact American Stock Transfer and Trust Company to confirm delivery of shares.

For questions about your shares, call American Stock Transfer and Trust Company toll free 877-248-6417 or 718-921-8317.

By:	/s/ William Pagano
William Pagano
Chief Executive Officer